SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

Commission File Number 1-31292

NOTIFICATION OF LATE FILING

(Check One):
☐ Form 10-K   ☐ Form 11-K   ☐ Form 20-F   ☒ Form 10-Q
☐ Form N-SAR   ☐ Form N-CSR

For Period Ended: March 31, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I
REGISTRANT INFORMATION

Jesup & Lamont, Inc.
Full Name of Registrant

Empire Financial Holding Company
Former Name if Applicable

650 Fifth Avenue, 3rd Floor
Address of Principal Executive Office (Street and Number)

New York, New York 10019
City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q; pr subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant could not complete and file its quarterly report on Form 10-Q for the period ended March 31, 2009 by May 15, 2009 without unreasonable effort or expense primarily because the registrant needs additional time to complete certain disclosures and analyses to be included in the report. The registrant believes that the report for such period will be available for filing on or before May 20, 2009.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Alan Weichselbaum	(212) 307-2660
(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant believes that its basic and fully-diluted loss per share for the three-month period ended March 31, 2009 will be approximately $0.05 more than that for the same period in 2008, though its net loss will be significantly greater.  The anticipated results of operations for the three-month period ended March 31, 2009 compared to the three-month period ended March 31, 2008 are as follows: (i) in 2009, the revenues were approximately $4,778,829, compared to $7,646,297 in 2008; (ii) in 2009, the net loss was approximately $2,927,665, compared to $908,780 in 2008; and (iii) in 2009, the loss per share was approximately $0.14, compared to $0.09 in 2008.

JESUP & LAMONT, INC.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2009	By:	/s/ Alan Weichselbaum
	Name:	Alan Weichselbaum
	Title:	Chief Executive Officer and Acting Chief Financial Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of  Regulation S-T.